UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SPECTRALINK CORPORATION

(Name of subject company (Issuer))

POLYCOM, INC.

SPYGLASS ACQUISITION CORP.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	847580107
(Title of classes of securities)	(CUSIP number of common stock)

Michael R. Kourey

Senior Vice President, Finance and Administration and

Chief Financial Officer

Polycom, Inc.

4750 Willow Road

Pleasanton, California 94588

(925) 924-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Sayed M. Darwish, Esq. Vice President, General Counsel and Secretary Polycom, Inc. 4750 Willow Road Pleasanton, California 94588 (925) 924-6000	Mark A. Bertelsen, Esq. N. Anthony Jeffries, Esq. Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2007, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on February 20, 2007 (the “Initial Statement”), as amended, and relates to the offer by Spyglass Acquisition Corp., a Delaware corporation (the “Offeror”) and wholly-owned subsidiary of Polycom, Inc., a Delaware corporation (the “Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of SpectraLink Corporation, a Delaware corporation (the “Company”), at a purchase price of $11.75 per Share (or any different amount per Share that is paid in the tender offer), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 20, 2007 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The Offer was made pursuant to the Agreement and Plan of Merger, dated as of February 7, 2007 (the “Merger Agreement”), among the Offeror, the Parent and the Company.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Initial Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 8 and 11. Interest in Securities of the Subject Company; Additional Information.

Items 8 and 11 of the Initial Statement are hereby amended and supplemented by including the following:

“At 12:00 Midnight, New York City time, on March 23, 2007, the subsequent offering period and the guaranteed delivery period for the initial offering period expired. In the Offer, after giving effect to the settlement of Shares tendered by Notice of Guaranteed Delivery for the initial offering period and any Shares tendered during the subsequent offering period, 17,842,695 Shares were validly tendered and not withdrawn (which includes 21,407 Shares that were tendered pursuant to guaranteed delivery procedures during the subsequent offering period), representing approximately 90.6% of the outstanding Shares. The Offeror has accepted for payment all tendered Shares.

Pursuant to the terms and conditions of the Merger Agreement, the Offeror will be merged with and into the Company (the “Merger”), and each outstanding Share not tendered in the Offer (other than Shares held by the Company, the Parent or the Offeror and Shares held by stockholders who properly perfect appraisal rights under Delaware law) will be converted into the right to receive $11.75 per Share, net to the seller in cash without interest thereon, less any required withholding taxes. Following the consummation of the Merger, the Company will continue as the surviving corporation and a wholly-owned subsidiary of the Parent.

The Company intends to apply for termination of registration of the Shares under the Exchange Act as soon as the requirements for such delisting and termination are met.”

Item 12. Exhibits

Item 12 of the Initial Statement is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(v) Press Release issued by the Parent on March 26, 2007.”

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPYGLASS ACQUISITION CORP.

By:	/s/ SAYED M. DARWISH
Name:	Sayed M. Darwish
Title:	President and Secretary

POLYCOM, INC.

By:	/s/ MICHAEL R. KOUREY
Name:	Michael R. Kourey
Title:	Senior Vice President, Finance and Administration and Chief Financial Officer

Dated March 23, 2007